Exhibit 99.1

ARC Resources Ltd. Reports Record First Quarter Production

CALGARY, April 29, 2015 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter 2015 operating and financial results. First quarter production averaged a record 120,354 boe per day and funds from operations were $191.5 million ($0.57 per share). ARC's unaudited Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for the three months ended March 31, 2015 and 2014, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended March 31
	2015	2014
FINANCIAL
(Cdn$ millions, except per share and boe amounts)
Funds from operations (1)	191.5	292.3
Per share (2)	0.57	0.93
Net income (loss)	(1.7)	29.4
Per share (2)	(0.01)	0.09
Dividends	101.6	94.5
Per share (2)	0.30	0.30
Capital expenditures, before land and net property acquisitions (dispositions)	129.5	242.0
Total Capital expenditures, including land and net property acquisitions (dispositions)	119.9	278.5
Net debt outstanding (3)	950.5	1,096.0
Shares outstanding, weighted average diluted	333.5	315.2
Shares outstanding, end of period	339.3	315.3
OPERATING
Production
Crude oil (bbl/d)	35,851	37,478
Condensate (bbl/d)	3,591	2,887
Natural gas (MMcf/d)	459.6	369.6
NGLs (bbl/d)	4,314	3,743
Total (boe/d) (4)	120,354	105,699
Average realized prices, prior to hedging
Crude oil ($/bbl)	48.73	95.58
Condensate ($/bbl)	49.12	100.11
Natural gas ($/mcf)	3.05	5.60
NGLs ($/bbl)	16.07	48.54
Oil equivalent ($/boe) (4)	28.20	57.91
Operating Netback ($/boe)
Commodity and other sales	28.31	57.96
Transportation expenses	(2.36)	(1.91)
Royalties	(2.80)	(8.41)
Operating expenses	(7.24)	(8.97)
Netback before hedging	15.91	38.67
Realized hedging gain (loss) (5)	4.12	(2.13)
Netback after hedging	20.03	36.54
TRADING STATISTICS (6)
High price	25.87	30.66
Low price	20.75	27.52
Close price	21.76	30.45
Average daily volume (thousands)	1,944	1,248

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles
("GAAP"). See "Additional GAAP Measures" in the MD&A for the three months ended March 31, 2015 and 2014.
(2)	Per share amounts (with the exception of dividends) are based on weighted average diluted shares.
(3)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three months ended March 31, 2015 and 2014.
(4)	In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), a boe
conversion ratio of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(5)	Includes realized cash gains and losses on risk management contracts.
(6)	Trading prices are stated in Canadian dollars and based on intra-day trading.

"ARC delivered record first quarter production of 120,354 boe per day as we continued to see strong performance from our Montney assets" said Myron Stadnyk, President and CEO. "ARC is well positioned for long-term success as we focus on profitable investment opportunities during this commodity price downturn. We are focused on reducing costs across all aspects of our business, disposing of low netback non-strategic assets and high-grading our investment opportunities. Our 2015 capital budget of $550 million will be focused on our world class Montney assets. This budget will continue the development of our low cost Montney assets as we continue to invest in our Sunrise and Tower 2015 expansion projects and take steps to advance our 2017 Dawson expansion. This reduced capital budget allows us to create value with modest year-over-year-production growth and advance our long-term strategic initiatives while continuing to return dividends to our shareholders."

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved record first quarter production of 120,354 boe per day, 14 per cent higher than the first quarter of 2014 and two per cent higher than the fourth quarter of 2014. ARC achieved record quarterly natural gas production of 460 MMcf per day as a result of new wells coming on-stream at Sunrise. First quarter 2015 liquids production decreased slightly relative to 2014 levels due to lower capital activity late in 2014 and early 2015 in response to declining crude oil prices. However, liquids production remained strong at 43,756 barrels per day due to new production coming on-stream at Parkland/Tower over the course of 2014.
•	ARC's first quarter 2015 daily production per thousand shares increased six per cent to 0.36 boe per day relative to the first quarter of 2014.
•	Construction continued on the new 60 MMcf per day Sunrise gas processing facility; construction is on schedule and on budget. All major equipment is on site and a significant portion of mechanical installation was completed during the first quarter. ARC plans to commission the new facility in the fourth quarter of 2015 and expects to fill the facility by early 2016.
•	First quarter 2015 commodity sales revenue of $306.6 million was down 44 per cent relative to the first quarter of 2014. Higher first quarter production was offset by significantly lower crude oil and natural gas prices in 2015; crude oil and natural gas prices were down 48 per cent (Edmonton Par) and 38 per cent (AECO), respectively relative to the first quarter of 2014.
•	First quarter funds from operations were $191.5 million ($0.57 per share), down 34 per cent from the first quarter of 2014. Higher production in the first quarter of 2015 was more than offset by significantly lower crude oil and natural gas prices relative to 2014. The decline in first quarter crude oil and natural gas prices was partially offset by realized gains on crude oil and natural gas hedging contracts of $47.1 million. During the first quarter of 2015, ARC had approximately 15 per cent of crude oil and condensate production hedged, locking in a gain of US$25 per barrel and approximately 50 per cent of first quarter natural gas production was hedged at an average floor price of US$3.95 per MMbtu.
•	First quarter 2015 capital expenditures of $129.5 million were focused primarily on ARC's Montney lands in northeastern British Columbia and northern Alberta. ARC drilled 25 gross operated wells in the first quarter of 2015 (17 oil wells, two liquids-rich natural gas wells and six natural gas wells). ARC's first quarter 2015 activity levels were significantly lower than 2014 levels as certain capital projects were deferred to future periods in response to the decline in commodity prices.
•	Subsequent to March 31, 2015, ARC divested certain non-core shallow gas assets located in southern Alberta with associated production of approximately 2,400 boe per day (98 per cent natural gas) and 12 MMboe of proved plus probable natural gas reserves. The divested properties were characterized by low netback wells with a higher relative cost profile compared to our natural gas properties in the Montney region. The divested properties comprised approximately 2,200 gross shallow gas wells (1,600 net wells), thereby reducing ARC's well count and associated abandonment liability. Proceeds from the divestment of approximately $12 million were received following quarter end.
•	ARC's core principle of operational excellence was demonstrated in the first quarter of 2015 through several on-going initiatives which resulted in lower operating costs and improved capital and operating efficiencies. With the decrease in commodity prices, ARC is focused on cost management by pursuing opportunities to reduce costs and/or defer certain discretionary spending when appropriate. ARC's first quarter 2015 operating costs of $7.24 per boe decreased 19 per cent from $8.97 per boe in the first quarter of 2014 due to continued growth of our low cost Montney production, lower electricity prices and realized cost savings.
•	ARC closed the quarter with a strong balance sheet including total available credit facilities of $2.3 billion and debt of $1,065.9 million drawn. At March 31, 2015, ARC had available credit of $1,309.5 million taking into account ARC's working capital deficit. Net debt to 2015 annualized funds from operations ratio was 1.2 times and net debt was approximately 11 per cent of ARC's total capitalization at the end of the first quarter; both metrics are well within ARC's target levels.
•	In response to the rapid decline in crude oil prices, and to provide greater certainty for ARC to pursue its planned 2015 capital programs, ARC issued 17.9 million common shares on a "bought deal" basis at a price of $22.55 per common share for gross proceeds of $402.7 million in January 2015. Proceeds from the equity offering further strengthened ARC's balance sheet, preserving ARC's strong financial position through the downturn in commodity prices.
•	Owing to the weakening sectoral fundamentals, ARC has reduced its planned 2015 capital program to approximately $550 million from $750 million to preserve its strong financial position while remaining focused on the long-term and advancing key strategic projects. Our 2015 planned capital program will focus primarily on profitable development in the British Columbia Montney region as these projects provide the highest rates of return at current commodity prices. We continue to see significant long-term value throughout our asset base and will resume development activities in other areas as reduced service costs are secured and economic conditions improve. ARC has revised 2015 full year average production guidance to a range of 113,000 to 116,000 boe per day as a result of the reduced 2015 capital program and divestment of non-core shallow gas properties early in the second quarter of 2015. As a result of significantly reduced drilling and completion activities in the first and second quarters of 2015 and scheduled maintenance activities in the second and third quarters, ARC expects quarterly production to decline to 107,000 to 110,000 boe per day in the second quarter and 104,000 to 107,000 boe per day in the third quarter. Based on the planned start-up of the new Sunrise gas plant and expanded Tower oil battery, production is expected to increase to 122,000 to 126,000 boe per day in the fourth quarter. Assuming a 2016 capital program of approximately $600 million, ARC expects that full year 2016 production should be in the range of 122,000 to 126,000 boe per day. ARC is well positioned to fund the planned 2015 capital program and the Dawson development in 2017 given its strong balance sheet and proceeds received from the issuance of equity earlier this year.

ORGANIZATIONAL UPDATE

Mr. David Carey, Senior Vice President Capital Markets, has announced he will be retiring in the second half of 2016. Mr. Carey joined ARC in 2001 as Vice President, Business Development and has held the position of Senior Vice President Capital Markets since 2006.  Over the past 14 years, David has provided exceptional leadership and has been instrumental in raising ARC's profile in the capital markets. Early notice of David's departure is being provided to facilitate succession planning.

ECONOMIC ENVIRONMENT

ARC's 2015 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in the following table.

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended
	March 31
	2015	2014	% Change
Brent (US$/bbl)	55.11	107.79	(49)
WTI oil (US$/bbl)	48.57	98.61	(51)
Edmonton Par (Cdn$/bbl)	51.85	99.64	(48)
Henry Hub NYMEX (US$/MMbtu) (2)	2.98	4.94	(40)
AECO natural gas (Cdn$/mcf)	2.95	4.76	(38)
Cdn$/US$ exchange rate	1.24	1.10	13

(1)	The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 12 in the MD&A for the three months ended March 31, 2015 and 2014. Prices and exchange rates presented above represent averages for the respective periods.
(2)	NYMEX Henry Hub "Last Day" Settlement.

Throughout the first quarter of 2015, crude oil prices have remained depressed as a result of supply-demand imbalances. The WTI crude oil price averaged US$48.57 per barrel in the first quarter of 2015, 51 per cent lower than the first quarter of 2014. ARC's realized crude oil price is primarily referenced to Edmonton Par, which averaged Cdn$51.85 per barrel in the first quarter of 2015, 48 per cent lower than the first quarter of 2014. The deterioration of crude oil prices, which began late in 2014, is the result of significant drilling activity in North America over the past five years, which contributed to steady crude oil supply growth and an oversupplied crude oil market. Currently, benchmark crude oil prices are below the marginal cost for new production in many areas in North America. Lower prices have resulted in a significant reduction in 2015 budgeted capital spending and drilling activity across the energy sector. Reduced drilling activity is expected to slow supply growth and re-balance crude oil markets, however there is a lag between drilling activity levels and the resulting production levels due to the life cycle of well completions and tie-ins.

North American natural gas prices were significantly lower in the first three months of 2015 relative to 2014. The NYMEX Henry Hub natural gas price averaged US$2.98 per MMbtu for the first quarter of 2015, 40 per cent lower than the first quarter of 2014. ARC's realized price for natural gas is primarily referenced to the AECO hub, which averaged Cdn$2.95 per mcf in the first quarter of 2015, 38 per cent lower than the first quarter of 2014. Despite stronger natural gas demand due to cold weather in the northeastern United States and Canada and increased coal-to-gas switching for electricity generation, first quarter 2015 prices remained low as a result of record year-over-year natural gas production growth.

Foreign exchange rates remained volatile during the first three months of 2015 with continued devaluation of the Canadian dollar relative to the US dollar. The broad economic recovery in the United States has strengthened the US dollar, while weaker Canadian exports resulting from low energy prices has further impacted the Cdn$/US$ exchange rate. The devaluation of the Canadian dollar relative to the US dollar affects both the Canadian dollar value of US dollar denominated commodity prices received and long-term debt outstanding.

FINANCIAL REVIEW

Funds from Operations

ARC's first quarter 2015 funds from operations of $191.5 million ($0.57 per share) were down 34 per cent compared to the first quarter of 2014.  While first quarter 2015 production increased relative to 2014, significantly lower 2015 crude oil and natural gas prices eroded the gains realized from higher production in the quarter.  The impact of lower commodity prices was partially offset by realized gains on ARC's commodity hedge program in the first quarter of 2015.  Lower royalties and current income taxes attributed to significantly lower commodity prices, and lower operating costs partially offset the impact of lower average commodity prices in 2015.

The following table details the change in funds from operations for 2015 relative to 2014.

	Three Months Ended
	March 31
	$ millions	$/Share (2)
Funds from operations – 2014 (1)	292.3	0.93
Volume variance
Crude oil and liquids	(2.9)	(0.01)
Natural gas	45.3	0.14
Price variance
Crude oil and liquids	(181.9)	(0.56)
Natural gas	(105.3)	(0.33)
Realized gain or loss on risk management contracts	64.8	0.19
Royalties	49.6	0.15
Expenses
Transportation	(7.5)	(0.02)
Operating	7.0	0.02
General and administrative ("G&A")	9.4	0.03
Interest	(0.9)	—
Current tax	21.4	0.06
Realized gain or loss on foreign exchange	0.2	—
Diluted shares	—	(0.03)
Funds from operations – 2015 (1)	191.5	0.57

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP
Measures" contained in the MD&A for the three months ended March 31, 2015 and
2014. Also refer to the "Funds from Operations" section in the MD&A for the three months ended March 31, 2015 and 2014 for a reconciliation of ARC's net income to funds from operations and cash flow from operating activities.
(2)	Per share amounts are based on weighted average diluted shares.

Operating Netbacks

ARC's first quarter 2015 operating netbacks of $15.91 per boe before hedging and $20.03 per boe after hedging were 59 per cent and 45 per cent lower than the first quarter of 2014, respectively, due to significantly lower crude oil and natural gas prices.

ARC's first quarter 2015 total corporate royalty rate of 9.9 per cent ($2.80 per boe) was down from 14.5 per cent ($8.41 per boe) from the first quarter of 2014 due to significantly lower average realized crude oil and natural gas prices in 2015.

First quarter 2015 operating expenses of $7.24 per boe were 19 per cent lower than the first quarter of 2014. Lower per boe operating expenses were attributed to higher production, certain realized cost savings, the addition of new production at lower relative operating costs, and lower average electricity costs in 2015 relative to 2014.

First quarter 2015 transportation costs increased to $2.36 per boe, up $0.45 per boe from the first quarter of 2014. Higher transportation costs were primarily due to ARC taking control of transportation arrangements for a larger portion of production in order to more effectively move its production to market. Generally this results in additional transportation costs, but in most cases is offset by higher revenue received for its products. ARC incurred higher transportation costs associated with increased liquids production at Parkland/Tower during the first quarter of 2015 as the majority of liquids production at Parkland/Tower was being trucked.  Moving forward, ARC expects transportation costs at Parkland/Tower to decrease as 100 per cent of liquids production will be transported by pipeline in the second half of 2015.

Risk Management

ARC has hedge contracts in place to protect prices on a portion of crude oil volumes for 2015 through 2017 and natural gas volumes for the period 2015 through 2019 at prices that support ARC's business plan.

During the first quarter of 2015, ARC realized cash gains of $17.7 million on crude oil hedging contracts as approximately 15 per cent of crude oil and condensate production was hedged, locking in a gain of US$25 per barrel.  ARC currently has 16,000 barrels per day of crude oil production hedged for the second quarter of 2015 and 12,000 barrels per day of crude oil production hedged for the second half of 2015. Additional crude oil production is hedged for the period 2016 through 2017. Details regarding ARC's crude oil hedged volumes and prices for the period 2015 through 2017 are outlined in table below.

During the first quarter of 2015, ARC realized cash gains of $29.4 million on natural gas hedging contracts as approximately 50 per cent of first quarter natural gas production was hedged at an average floor/ceiling price of approximately US$3.95/US$4.67 per MMbtu while market prices averaged US$2.98 per MMbtu.  ARC has hedged approximately 215,000 MMbtu per day of natural gas production for the remainder of 2015 and a portion of natural gas production is hedged for the period 2016 through 2019. ARC's natural gas hedging portfolio includes AECO basis swap contracts which fix the AECO price received to approximately 86 to 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volumes for 2015 through 2019. ARC's natural gas hedges support long-term development economics for ARC's significant natural gas resource base. Details regarding ARC's natural gas hedged volumes and prices for the period 2015 through 2019 are outlined in table below.

ARC will continue to take positions in natural gas, crude oil, foreign exchange rates, power and interest rates, as appropriate, to provide greater certainty over future cash flows. For a complete listing and terms of ARC's hedging contracts, see Note 8 "Financial Instruments and Market Risk Management" in the unaudited Condensed Interim Consolidated Financial Statements for the years ended March 31, 2015 and 2014.

Hedge Positions Summary (1)
As at April 29, 2015	Q2 2015		H2 2015		2016		2017		2018		2019
Crude Oil - WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	100.83	6,000	—	—	—	—	—	—	—	—	—	—
Floor	90.00	6,000	—	—	—	—	—	—	—	—	—	— —
Sold Floor	65.00	6,000	—	—	—	—	—	—	—	—	—
Crude Oil - Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	80.64	10,000	80.95	10,000	83.38	3,000	83.38	1,488	—	—	—	—
Floor	61.10	10,000	61.45	10,000	70.00	3,000	70.00	1,488	—	—	—	—
Crude Oil - Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Swap	—	—	74.63	2,000	76.85	4,000	—	—	—	—	—	—
Crude Oil - MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	—	—	(5.95)	500	—	—	—	—	—	—	—	—
Natural Gas - NYMEX (5)	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day	US$/MMbtu	MMbtu/day
Ceiling	4.52	215,000	4.51	215,000	4.81	145,000	4.81	145,000	4.92	90,000	5.00	40,000
Floor	3.94	215,000	3.94	215,000	4.00	145,000	4.00	145,000	4.00	90,000	4.00	40,000
Natural Gas - AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Swap	—	—	—	—	3.00	20,000	—	—	—	—	—	—
Natural Gas - AECO Basis (7)	AECO/ NYMEX	MMbtu/day	AECO/ NYMEX	MMbtu/day	AECO/ NYMEX	MMbtu/day	AECO/ NYMEX	MMbtu/day	AECO/ NYMEX	MMbtu/day	AECO/ NYMEX	MMbtu/day
Swap (percentage of NYMEX)	90.5	130,000	89.5	160,000	90.3	140,000	90.2	140,000	86.0	75,000	86.4	19,918
Foreign Exchange	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total	Cdn$/ US$	US$ Total
Ceiling	1.0725	12,000	1.0725	24,000	—	—	—	—	—	—	—	—
Floor	1.0463	12,000	1.0463	24,000	—	—	—	—	—	—	—	—

(1)	The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 8 "Financial Instruments and Market Risk Management" in the financial statements for the three months ended March 31, 2015.
(2)	Crude oil prices referenced to WTI.
(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.
(4)	MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis in US$.
(5)	Natural gas prices referenced to NYMEX Henry Hub.
(6)	Natural gas prices referenced to AECO 7(a) index.
(7)	ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX Henry Hub) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX Henry Hub natural gas price.

OPERATIONAL REVIEW

ARC's capital spending and activity levels declined through the first quarter in response to the depressed commodity price environment with total spending of $129.5 million, before land and net acquisitions.  ARC drilled 25 gross operated wells (17 oil wells, two liquids-rich gas wells and six natural gas wells) focused primarily on our Montney assets in northeastern British Columbia and northern Alberta.  A significant portion of ARC's first quarter capital activity was focused in the British Columbia Montney region, with 14 gross operated wells drilled and construction proceeding on key infrastructure projects at Sunrise and Tower.  While ARC drilled 25 gross operated wells in the first quarter of 2015, certain completions were deferred to future periods pending the improvement in economic conditions and/or realization of additional cost savings.  By the end of the first quarter, ARC had reduced its active rigs to two, down significantly from 12 active rigs running in the first quarter of 2014.  Likewise, ARC completed just 10 wells in the first quarter of 2015, down significantly from 34 wells completed in the first quarter of 2014.

ARC achieved record first quarter production of 120,354 boe per day, 14 per cent higher than the first quarter of 2014.  ARC's first quarter natural gas production was a record of 460 MMcf per day (64 per cent of total production) and first quarter crude oil and liquids production was 43,756 barrels per day (36 per cent of total production).  Increased first quarter 2015 total production, relative to the first quarter of 2014, was due to new wells brought on production at Sunrise through a third party facility and significantly higher production at Parkland/Tower attributed to filling of the new processing facility, offset in part by approximately 2,400 boe per day of production from shallow gas assets divested in the second quarter of 2014.  ARC's first quarter 2015 production was two per cent higher than the fourth quarter of 2014 due primarily to higher Sunrise production from new wells brought on-steam through third party facilities late in the fourth quarter of 2014, offset in part by slightly lower production at Parkland/Tower in the first quarter of 2015 due to downtime attributed to repair and maintenance activities at the 3-9 gas processing and liquids handling facility.

Given the rapid deterioration in crude oil prices late in 2014, ARC has further reduced its 2015 capital budget from $750 million to approximately $550 million.  ARC has reduced its 2015 capital program by 37 per cent from the original 2015 capital program of $875 million announced on November 5, 2014.  ARC expects a considerable portion of the planned 2015 capital program to be directed to the British Columbia Montney region with estimated total spending of approximately $340 million focused predominantly on drilling at Tower, Sunrise and Dawson to keep facilities full. With service cost reductions of approximately 20 per cent, ARC expects year-over-year production growth despite the significant capital reduction in 2015.

With the considerable reduction to ARC's 2015 capital program, and the sale of 2,400 boe per day of low netback shallow gas production in 2015, ARC's 2015 annual average production volume guidance has been revised to a range of 113,000 to 116,000 boe per day.  Following strong first quarter 2015 production of 120,354 boe per day, ARC expects second quarter production to decrease to a range of 107,000 to 110,000 per day due to planned third party turnarounds  impacting Parkland/Tower, production maintenance and natural production declines throughout the asset base.  ARC expects third quarter production to decrease further to a range of 104,000 to 107,000 boe per day due to downtime attributed to a significant planned turnaround at Dawson.  ARC expects a significant increase in fourth quarter 2015 production to a range of 122,000 to 126,000 boe per day following commissioning of the new Sunrise gas processing facility and expanded Tower oil battery.

Capital plans and spending may be revised throughout 2015, as necessary, in response to market conditions.

Parkland/Tower

ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern BC. ARC's Tower property consists of 57 net sections of contiguous land north and west of the Parkland field, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics.

During the first quarter of 2015, ARC spent $23.2 million on capital activities at Parkland/Tower.  ARC drilled two gross operated liquids-rich natural gas wells at Parkland and six gross operated oil wells at Tower during the first quarter of 2015. Parkland/Tower production averaged 24,400 boe per day in the first quarter of 2015 (26 per cent crude oil and liquids and 74 per cent natural gas), a 47 per cent increase from the first quarter of 2014 due to new production brought on-stream to fill the new facilities through the course of 2014.  First quarter Parkland/Tower production was down five per cent relative to the fourth quarter of 2014 due to downtime attributed to repair and maintenance activities at the 3-9 gas processing and liquids handling facility.

Well performance at Tower continues to be exceptional. The E8-15 well surpassed 100,000 barrels of oil cumulative production in seven months on production and the F8-15 well surpassed 100,000 barrels of oil cumulative production in six months on production.  Through the first quarter of 2015, ARC has completed drilling of eight wells on the 8-24 pad and plans to complete and bring all wells on production in 2015.

Through the first quarter of 2015, all NGL production from Parkland and a significant portion of oil production at Tower was transported by truck due to limited pipeline infrastructure. Early in the second quarter of 2015, with the completion of certain third party pipeline expansion projects, ARC commenced the flow of 100 per cent of oil production at Parkland/Tower via pipeline.  ARC expects 100 per cent of NGL production at Parkland/Tower will be tied-in and transported via pipeline in the second half of 2015. With this change, ARC anticipates a reduction in per boe transportation costs at Parkland/Tower given the lower costs associated with transporting by pipeline relative to trucking.

ARC expects to spend approximately $170 million at Parkland/Tower in 2015 to drill a total of 24 gross operated wells (22 oil wells at Tower and two liquids rich natural gas wells at Parkland).  Given the strong results to date at Tower, ARC expects a considerable portion of the 2015 drilling program to be directed at Tower.  At Parkland, ARC currently does not anticipate any additional wells to be drilled in 2015 and has deferred certain Parkland well completions to later in 2015.  ARC expects 2015 annual production at Parkland/Tower to average approximately 24,000 boe per day, approximately 10 per cent higher than average 2014 production. Total oil and liquids production at Parkland/Tower is expected to increase 11 per cent relative to 2014.  ARC expects Parkland/Tower production to increase in the fourth quarter as incremental oil and liquids production is brought on-stream through the new Tower liquids handling facility, increasing liquids handling capacity from 5,000 barrels per day to 10,000 barrels per day.

Sunrise

At Sunrise, a natural gas Montney play in northeastern BC, ARC has a land position of 32 net sections. The Sunrise property has a significant natural gas resource base, low capital and operating costs, and potential for multilayer development, resulting in high rates of return even at relatively low natural gas prices. ARC has been piloting production at Sunrise since the third quarter of 2011 through third party facilities, and is currently producing from four layers of the Montney.  First quarter 2015 Sunrise production was approximately 72 MMcf per day of natural gas production, up 200 per cent relative to the first quarter of 2014 due to new wells brought on-stream.

During the first quarter of 2015, ARC spent $47 million on capital activities at Sunrise to drill five gross operated horizontal natural gas wells and proceeded with construction of an ARC operated 60 MMcf per day gas processing facility.  The new facility is on schedule and on budget and the first quarter saw considerable activity; all major equipment is on site and a significant portion of mechanical installation was completed during the first quarter.  ARC plans to commission the new facility in the fourth quarter of 2015 and expects to fill the facility by early 2016.

The Sunrise project continues to have robust economics even at low gas prices and is expected to be a source of long-term value creation.  During 2015, ARC plans to spend approximately $130 million at Sunrise for development drilling and infrastructure spending to complete and commission the new 60 MMcf per day Sunrise gas processing facility.  ARC plans to drill thirteen gross operated natural gas wells at Sunrise in 2015 leading up to the on-stream date of the new facility.  ARC expects 2015 Sunrise production to average 83 MMcf per day in 2015; a greater than 100 per cent year-over-year increase in production relative to 2014. Sunrise production will increase to greater than 120 MMcf per day once the new, ARC operated facility is full. ARC expects a substantial portion of the new facility capacity to be filled shortly within the on-stream date, with the remaining capacity to be filled by early 2016.

Dawson

ARC's Dawson Montney play is the foundation of ARC's profitable low cost natural gas business. Dawson production averaged 168 MMcf per day of natural gas and 870 barrels per day of condensate and liquids during the first quarter of 2015, a six per cent increase in total production relative to the first quarter of 2014. Dawson continues to perform well, delivering robust economics and significant cash flow at current natural gas prices due to exceptional well results, excellent capital efficiencies and low operating costs.

ARC spent approximately $5 million on capital activities at Dawson during first quarter of 2015 and drilled one gross operated natural gas well.  During the fourth quarter of 2014, ARC drilled and completed two liquids-rich natural gas wells into the Lower Montney to assess the potential for higher liquids content; one of the lower Montney wells was brought on production during the first quarter of 2015 and tie-in for the second lower Montney well is scheduled for early in the third quarter of 2015.  The lower Montney well is currently producing at a restricted rate due to facility constraints, however early results are encouraging with 2.2 MMcf per day of natural gas and 50 barrels per MMcf of free condensate over a period of two months and producing with a stabilized casing pressure of 1,200 psi against pipeline constraints.  In addition, ARC expects the NGL recovery for the lower Montney well will be approximately 35 barrels per MMcf.  ARC has realized improved well performance at Dawson with refinements in completion techniques, leveraging the learnings from new wells at Sunrise.

ARC plans to maintain production at current facility capacity levels through 2015 and into 2016.  During 2015, ARC plans to spend approximately $45 million at Dawson to drill nine gross operated natural gas and liquids rich natural gas wells.  ARC plans to push outside of the existing Dawson core to pursue the potential for higher liquids content.  During 2015, ARC expects production to be relatively flat at facility capacity levels over the course of 2015 with the exception of lower production in the third quarter of 2015 due to a scheduled turnaround on the 120 MMcf per day Dawson facility which is expected to last approximately two weeks.

Given the significant drilling inventory at Dawson and the potential for higher liquids production, ARC plans to proceed with a new 90 MMcf per day gas processing and liquids handling facility at Dawson, which is currently planned to be on-stream in 2017. The new facility will have gas processing capacity of 90 MMcf per day and approximately 7,500 barrels per day of liquids handling capacity (approximately 50 per cent condensate).  ARC submitted an application for the new facility during the first quarter of 2015 and expects the regulatory review/approval process to take approximately six to eight months.  The timing of the start-up of the new Dawson facility is dependent upon receiving all required regulatory approvals, efficient construction of the facility, and approval of a 2016 capital budget that provides appropriate funding.

Attachie

At Attachie, a liquids-rich natural gas Montney play located in northeast BC, ARC has a land position of 152 net sections. To-date, ARC has drilled and tested four horizontal pilot wells, two horizontal wells on the western portion of the lands and two wells on the eastern portion of the lands.

First quarter 2015 production at Attachie averaged approximately 700 boe per day (40 per cent condensate).  Attachie production stabilized in the quarter following resolution of plant maintenance and liquids handling issues at a third-party facility.

Ante Creek

ARC has a land position of 339 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential. Ante Creek production averaged 17,100 boe per day (approximately 50 per cent oil and liquids) during the first quarter of 2015, down six per cent relative to the first quarter of 2014. Strong production entering 2014 was due to low gas-oil-ratios in our Coquina wells which came on-stream in late 2013 and early 2014.  Ante Creek production was relatively flat compared to the fourth quarter of 2014 due to reduced activity levels starting in late 2014 and the deferral of well completions which resulted in limited new production coming on-stream.

During the first quarter of 2015, ARC spent $32 million on capital activities at Ante Creek and drilled five gross operated oil wells.  ARC deferred the completions for certain wells drilled in the fourth quarter of 2014 and first quarter of 2015 to future periods pending the improvement in economic conditions and/or realization of additional cost savings.  ARC plans to spend approximately $30 million at Ante Creek during the remainder of 2015 to complete existing wells and focus on maintenance and optimization activities.  Given the limited capital investment at Ante Creek in 2015 and deferral of certain capital projects, ARC expects Ante Creek production to decrease slightly over the course of 2015 to average approximately 16,500 boe per day.  Over time as economic conditions improve, ARC plans to continue to delineate this large, prospective land base and continues to assess infrastructure requirements in conjunction with future development plans for Ante Creek.

Pembina

ARC's Pembina Cardium assets continue to deliver strong well performance, resulting in first quarter 2015 production of approximately 12,200 boe per day (82 per cent light oil and liquids). First quarter 2015 Pembina production increased eight per cent relative to the first quarter of 2014.  First quarter Pembina production was relatively unchanged compared to fourth quarter 2014 production.

During the first quarter of 2015, ARC spent $7 million on capital activities at Pembina and drilled a total of four gross operated Cardium horizontal oil wells.  ARC deferred the completions for all wells drilled in the first quarter of 2015 to future periods pending the improvement in economic conditions and realization of additional cost savings.  ARC plans to spend approximately $35 million at Pembina during the remainder of 2015 to complete existing wells and focus on maintenance and optimization activities.  Given the limited capital investment at Pembina in 2015 and deferral of certain capital projects, ARC expects Pembina production to decrease slightly over course of 2015 to average approximately 11,000 boe per day.

Southeast Saskatchewan and Manitoba

ARC's Southeast Saskatchewan and Manitoba region contributes high quality crude oil. First quarter 2015 production in this region averaged approximately 10,800 boe per day of light oil, down marginally from the first quarter of 2014 and fourth quarter of 2014. Lower first quarter production was due to reduced activity levels starting in late 2014 including the deferral of drilling and well completions which resulted in limited new production coming on-stream.

ARC spent approximately $10 million on development and optimization activities on operated and non-operated properties in this region in the first quarter of 2015 including the drilling of two gross operated oil wells.  ARC plans to spend approximately $30 million in this region over the remainder of 2015 on operated and non-operated properties to complete existing wells and focus on maintenance and optimization activities.  Given the limited capital investment in 2015 and deferral of certain capital projects, ARC expects production in this region to decrease over course of 2015 to average approximately 9,700 boe per day.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the first quarter of 2015. The Board of Directors has confirmed a dividend of $0.10 per share for April 2015, payable on May 15, 2015, and has conditionally declared a monthly dividend of $0.10 per share for May 2015 through July 2015 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
April 28, 2015	April 30, 2015	May 15, 2015	$0.10 (1)
May 27, 2015	May 29, 2015	June 15, 2015	$0.10 (2)
June 26, 2015	June 30, 2015	July 15, 2015	$0.10 (2)
July 29, 2015	July 31, 2015	August 17, 2015	$0.10 (2)

(1)	Confirmed on April 16, 2015.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's shareholders may receive dividend payments in the form of cash or may elect to receive dividend payments in the form of common shares through the company's Stock Dividend Program ("SDP"). Shareholders may reinvest cash dividends into additional common shares of ARC through the Dividend Reinvestment Plan ("DRIP"). Participation in the SDP or DRIP is optional. Shareholders will continue to receive dividend payments in cash unless they choose to participate in the SDP or DRIP. Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends or participation in the DRIP.

During the first quarter of 2015, ARC declared dividends of $101.6 million, of which $11.0 million was issued in the form of common shares under the SDP and $33.6 million was reinvested into ARC shares through the DRIP. The DRIP and SDP are a source of funding for ARC's capital program.

For additional details regarding the SDP and DRIP including terms, eligibility, and enrollment procedures, please see our website at www.arcresources.com.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada). The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors. Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation". High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future profitable growth.

On January 7th, 2015, in response to the deterioration of commodity prices late in 2014, ARC announced a reduction to its 2015 capital program from $875 million to $750 million (see January 7, 2015 news release "ARC Resources Ltd. Announces Bought Deal Financing and Reduced 2015 Capital Program"). Since that date, commodity prices have continued to be depressed, which has resulted in a further reduction to ARC's 2015 capital program to approximately $550 million.  While we continue to see significant long-term value throughout our entire asset base, capital spending will primarily be focused on the British Columbia region for the remainder of 2015 in order to maximize value during the current period of low commodity prices. The 2015 capital budget includes spending on strategic long-term development and infrastructure projects at Sunrise and Tower, which create additional productive capacity and set the stage for long-term profitable growth. ARC's 2015 capital program is dynamic and capital will be allocated to the highest rate-of-return projects in response to market conditions during 2015.

The reduced 2015 capital program together with net proceeds from the January 2015 equity offering will preserve ARC's strong financial position and provide financial flexibility to execute capital programs through the current period of depressed commodity prices. Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on capital programs. As further volatility is expected, ARC will continue to take steps to mitigate these risks, focus on capital discipline and protect its strong financial position.

ARC's 2015 full year guidance has been revised to incorporate reduced 2015 capital spending of approximately $550 million. Reflecting this 37 per cent reduction in capital spending, and the sale of approximately 2,400 boe per day of shallow gas properties in the second quarter of 2015, ARC's full year average production guidance was revised downward to a range of 113,000 to 116,000 boe per day. ARC expects production to decrease in the second and third quarters of 2015 due to turnaround and maintenance activities and increase in the fourth quarter of 2015 upon commissioning of the new Sunrise gas plant and expanded Tower oil battery. ARC's full year guidance for per boe operating costs was lowered to a range of $8.20 to $8.50 per boe to reflect the deferral of certain discretionary expenditures to future periods and expected operating cost savings in 2015. Given the low commodity price environment, ARC has revised the 2015 guidance for current income tax expense as a percent of funds from operations before tax to a range of zero to five per cent from a range of zero to eight per cent. All other 2015 guidance estimates are unchanged from original guidance announced on November 5, 2014.

	Original 2015 Guidance	Revised 2015 Guidance (1)(2)	2015 YTD	% Variance from Original Guidance
Production
Oil (bbl/d)	37,000 - 39,000	33,500 - 34,500	35,851	(3)
Condensate (bbl/d)	3,800 - 4,300	3,400 - 3,800	3,591	(6)
Gas (MMcf/d)	445 - 460	430 - 440	459.6	—
NGLs (bbl/d)	4,700 - 5,100	4,500 - 4,900	4,314	(8)
Total (boe/d)	120,000 - 125,000	113,000 - 116,000	120,354	—
Expenses ($/boe)
Operating	8.80 - 9.30	8.20 - 8.50	7.24	(18)
Transportation	2.00 - 2.20	2.00 - 2.20	2.36	7
G&A (3)	2.00 - 2.30	2.00 - 2.30	0.99	(51)
Interest	1.10 - 1.30	1.10 - 1.30	1.19	—
Current income tax (per cent of Funds from Operations) (4)	0 - 8	0 - 5	1	—
Capital expenditures before land purchases and net property dispositions ($ millions)	750	550	129.5	N/A
Land purchases and net property dispositions ($ millions)	—	—	(9.6)	N/A
Weighted average shares, diluted (millions)	339	339	334	N/A

(1)	Incorporates impact of divested non-core shallow gas assets located in southern Alberta with associated production of approximately 2,400 boe per day. This transaction closed subsequent to the end of the first quarter of 2015.
(2)	ARC expects second quarter 2015 production to decrease to a range of 107,000 to 110,000 per day due to maintenance and turnaround activities and natural declines. ARC expects third quarter 2015 production to decrease further to a range of
104,000 to 107,000 boe per day due to downtime attributed to a significant planned turnaround at Dawson. ARC expects a significant increase in fourth quarter 2015 production to a range of 122,000 to 126,000 boe per day following commissioning of the new Sunrise gas processing facility and expanded Tower oil battery.
(3)	The 2015 guidance for ARC's G&A remains unchanged at $2.00 - $2.30 per boe. However, due to lower expected production volumes and lower expected recoveries due to reduced capital spending, G&A expenses per boe are now based on a range of $1.65 - $1.70 per boe prior to the recognition of any expense associated with ARC's long-term incentive plans and
$0.35 - $0.60 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the three months ended March 31, 2015 were $1.53 and a recovery of $0.54 per boe, respectively.
(4)	The 2015 corporate tax estimate will vary depending on level of commodity prices.

 ARC's 2015 guidance is based on full year 2015 estimates, certain variances between first quarter 2015 actual results and 2015 full year guidance estimates were due to the cyclical nature of operations.  ARC expects full year 2015 actual results to closely approximate guidance as the year progresses.  On a per boe basis, first quarter 2015 operating expenses were below the original guidance range due to lower than expected electricity costs, deferral of certain discretionary spending and general costs savings, ARC has revised full year operating cost guidance accordingly.  First quarter transportation expenses exceeded the full year guidance estimates as ARC incurred additional trucking costs during the first three months of 2015 to transport liquids to market, ARC expects full year 2015 actual transportation expenses to closely approximate guidance as the year progresses.  First quarter 2015 current income tax expense was below the original guidance range due to lower commodity prices, ARC has revised full year 2015 current income tax expense guidance accordingly.  First quarter G&A expenses were below guidance due to reduced costs associated with ARC's long-term incentive plan due to the reduction in ARC's share price at March 31, 2015; ARC expects full year 2015 actual G&A expenses to closely approximate guidance as the year progresses.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC and its future production under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating costs and transportation costs under the heading "Operating Netbacks", as to its risk management plans for 2015 and beyond under the heading "Risk Management", as to its production, exploration and development plans for 2015 and beyond under the heading "Operational Review", and all matters including 2015 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.5 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: For further information about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

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